FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

AMENDMENT NO. 2 TO

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

_______________

 Date of end of the last fiscal year to which this annual report relates: March 31, 2017

SECURITIES REGISTERED* (As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A
Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
Cogency Global Inc. 10 E 40th Street, 10th Floor New York, New York 10016 +1 (800) 221-0102

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Copies to:

DEANNA L. KIRKPATRICK Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division, Finance Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

In connection with the issuance by the Province of New Brunswick of US$500,000,000 aggregate principal amount of its 3.625% Bonds, Series HW, due February 24, 2028, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2017 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit 99.7	Underwriting Agreement, dated May 17, 2018, including the names and addresses of the Underwriters;
Exhibit 99.8	Fiscal Agency Agreement, dated as of May 25, 2018, including the form of Global Bond;
Exhibit 99.9	Opinion of Stewart McKelvey, including a consent relating thereto, in respect of the legality of the Bonds; and
Exhibit 99.10	Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 25th day of May 2018.

PROVINCE OF NEW BRUNSWICK (Name of registrant)

By:	/s/ Leonard Lee-White
Name: Leonard Lee-White
Title: Assistant Deputy Minister Treasury Division, Finance